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          September 9, 2020

       Conn Flanigan
       General Counsel
       China Foods Holdings Ltd.
       Suite 3102, Everbright Center,
       108 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: China Foods
Holdings Ltd.
                                                            Form 8-K Filed July
9, 2020
                                                            File No. 001-32522

       Dear Mr. Flanigan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




          Sincerely,


          Division of Corporation Finance

          Office of Life Sciences
       cc:                                              Jenny Chen-Drake